UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, June 13, 2019

In May 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED

MORE THAN 2.5 MILLION PASSENGERS

In May 2019, Avianca Holdings and its subsidiaries carried 2,556,843 passengers, a 3.6% increase over the same period in 2018.

In May, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,556,843 passengers, a 3.6% increase compared to May 2018. Capacity, measured in ASKs (available seat kilometers), increased 4.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 5.3%. The load factor for the month was 82.0%, a increase of 37 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In May, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,429,260 travelers, up 2.5% when compared to the same period of 2018. Capacity (ASKs) decreased 1.3% while passenger traffic (RPKs) decreased 0.4%. The load factor for the month was 79.8%, a decrease of 75 bps when compared to the same month of 2018.

International markets

In May, the affiliated airlines of Avianca Holdings transported 1,127,583 passengers on international routes, up 5.0% when compared to the same period of 2018. Capacity (ASKs) increased 6.1%, while passenger traffic (RPKs) increased 6.4%. The load factor for the month was 82.5%, an increase of 25 bps when compared to May 2018.

Operational Statistics	May-19	May -18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,557	2,468	3.6%	12,760	12,364	3.2%
ASK (mm)[2]	4,638	4,426	4.8%	22,936	21,455	6.9%
RPK (mm)[3]	3,804	3,614	5.3%	18,791	17,782	5.7%
Load Factor[4]	82.0%	81.6%	0.4pp	81.9%	82.9%	-1pp
Domestic Market
PAX (K)[1]	1,429	1,395	2.5%	7,141	7,036	1.5%
ASK (mm)[2]	773	783	-1.3%	3,948	3,826	3.2%
RPK (mm)[3]	617	619	-0.4%	3,177	3,170	0.2%
Load Factor[4]	79.8%	79.0%	0.7pp	80.5%	82.9%	-2.4pp
International Market
PAX (K)[1]	1,128	1,074	5.0%	5,619	5,329	5.4%
ASK (mm)[2]	3,865	3,643	6.1%	18,988	17,629	7.7%
RPK (mm)[3]	3,187	2,995	6.4%	15,614	14,612	6.9%
Load Factor[4]	82.5%	82.2%	0.2pp	82.2%	82.9%	-0.7pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel